This announcement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted the recent increase in price and trading volume of the shares of the Company and wish to state that we are not aware of any reasons for such increases.

We also confirm that except for the application for renewal of a waiver from strict compliance with the requirements of Chapter 14 in respect of certain on-going connected transactions, the existing waiver of which has expired, there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under paragraph 3 of the Listing Agreement neither is the Board aware of any obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature, except the conditional mandatory offer as stated in the joint announcement dated 19 December 2002.

Made by the order of the Board of Brilliance China Automotive Holdings Limited, the Directors of which individually and jointly accept responsibility for the accuracy of this statement.

By Order of the Board

Wu Xiao An
Chairman

Hong Kong, 22 January 2003